[MILLER & MARTIN LETTERHEAD]
February 20, 2009
VIA EDGAR
Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U. S. Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549-4561

Re:	FGBC Bancshares, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Form 10-Q for Fiscal Period Ended September 30, 2008 File No. 000-51957
Dear Ms. Moore:
     My firm represents FGBC Bancshares, Inc. (the “Company”). The Company received your January 16, 2009 comment letter to Teresa Martin. With respect to your comments, the Company has the following responses. For your convenience, we have restated your comment with the response following each comment.
Form 10-K
Management’s Discussion and Analysis
Critical Accounting Policies, page 20
1.	Please revise this discussion to include disclosure related to your valuation of foreclosed assets and the estimation of contingent assets and liabilities. Alternatively, please tell us why you believe disclosure is not necessary considering your disclosure on F-9 of Exhibit 13.
Response:	The Company has revised and generally expanded the section entitled “Foreclosed Assets” within Note 1 to the year end financial statements. Please see the proposed revision within Exhibit 1 attached to this letter, which restates the revised Note 1 in its entirety through and including the section entitled “Income Taxes”. Given the expanded disclosure in the notes to the financial statements, the Company does not believe that its accounting for foreclosed assets warrants further discussion within the MD&A.

Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 19, 2009

Other Income, page 25
2.	We note on page 25 that you recognize revenue related to certain mortgage banking activities. Considering the materiality of the revenue to your net income, please revise to disclose the following:
•	Revise the Business section to disclose the business purpose of the sales of loans, and the significance of your mortgage banking activity to your overall operations;

•	Disclose whether these loans were originated for sale in a secondary market or were originally held-for-investment and subsequently sold;

•	Disclose the specific types of loans sold (e.g. 1-4 family conforming mortgages, sub-prime, etc.) and disclose the volume of loans sold during the reported periods.

•	Disclose any recourse provisions on the loans sold, including any normal representations and warranties, as well as whether you have been required to perform under these provisions. Disclose any losses or liabilities incurred as a result of these provisions; and,

•	Given recent market events, please revise to disclose the importance of the mortgage sales to your liquidity. If material, discuss the alternative liquidity sources available to you should you be unable to sell these loans in the future.
Response:	The Company has revised the Business Section and the MD&A within its Form 10-K in response to your comments. Please see the proposed revisions in Exhibit 2. As noted in the revised disclosures, the Company merely provides mortgage brokerage services and, therefore, acts as a conduit between the borrower and the third party lender. As such, the Company does not fund these loans and never holds them on its balance sheet. Since these loans are never funded by the Company, there is no liquidity ramification.
Risk Elements, page 29
3.	Please clarify the specific factors considered in your determination of whether a loan is fully collateralized, adequately collateralized or partially collateralized, and discuss the differences between each classification.
Response:	In our previous filings, the Company used the following general criteria to classify loans:

Fully collateralized — The Company is covered in full based on the evaluation of collateral.

Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 19, 2009

Adequately collateralized — Based on appraisals and market conditions, the Company is reasonably assured that collateral will provide coverage of loan balances.

Partially collateralized — The Company is not assured that loan balances are covered based on collateral. These loans are primarily consumer loans that may be in bankruptcy or have multiple pieces of collateral that make it difficult to ascertain values.

Please note that for our future filings the Company will no longer discuss our non-performing loans using this terminology but rather discuss loans as evaluated for impairment under FAS No. 114. Although it would be difficult to retroactively apply these revisions to the specific December 31, 2007 information, please see the proposed revisions to the Form 10-Q in response to comment 11 for sample disclosure.
Exhibit 13
Statement of Cash Flows, page F-7
4.	We note that you report cash flows from your mortgage banking activities as investing cash flows. Please revise to disclose how you have considered the guidance of paragraph 8(a) of SOP 01-6 and paragraph 9 of SFAS 102 in determining that this classification is appropriate.
Response:	As noted in the response to comment 2, the Company’s mortgage activities are limited to brokerage activities. Therefore, the Company does not believe that the referenced guidance is applicable. In light of the revisions made in response to your comment 2 above, the Company does not feel that further revisions are necessary.
Summary of Significant Accounting Policies
Loans, page F-10
5.	Please revise to state, if true, that accrual of loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due unless the loan is well-secured and in the process of collection.
Response:	The Company will make the requested revision in its future filings. Please see the proposed revision within Exhibit 1.

Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 19, 2009

Allowance for Loan Losses, page F-11
6.	Please revise to disclose the following information related to the allowance for loan losses:
•	Disclose the purpose of the specific allocation component of the Allowance for Loan Loss relating to loans that are graded substandard, doubtful and loss. Provide additional specific disclosure about how this component of the allowance is determined. Clarify how this component of the allowance relates to the FAS 5 and FAS 114 components of the allowance;

•	Provide specific disclosure about your process for identifying impaired loans for further analysis under FAS 114; and,

•	On page 30, you state that you maintain minimum general reserves based on the asset quality grade of the loan in accordance with state and federal regulatory guidelines. Please revise to disclose the specific regulatory guidance you are referring to. Disclose in detail the methodology you use to determine such amounts and how this methodology complies with GAAP.
Response:	The Company has revised the footnote to accurately describe its allowance calculation based on dividing the portfolio into two categories (1) satisfactory and past due loans and (2) impaired loans including as how we identify impaired loans. With respect to your third bullet, the Company has reviewed the disclosure and elected to remove the reference to regulatory guidelines. The Company believes the disclosure, as revised, properly details the Company’s allowance methodology. Please refer to Exhibit 1 for the proposed revisions.
Foreclosed Assets, page F-11
7.	Please revise to disclose how your policy complies with paragraph 28 of SFAS 15.
Response:	The Company has revised this disclosure to clarify specific situations where improvements are capitalized (unfinished foreclosed real estate), which the Company believes is consistent with SFAS 15 paragraph 28. Please refer to Exhibit 1 for the proposed revisions.

Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 19, 2009

Income Taxes, page F-12
8.	Please revise to disclose the specific reasons why you believe that it is more likely than not your deferred tax assets will be realized and that a valuation allowance was no longer needed. Specifically detail the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS No. 109. Please update this disclosure in future filings and disclose whether you met your objective of profitability disclosed on page 21.
Response:	Please see the proposed revision with respect to year end 2007 within Exhibit 1. For future filings, the Company will evaluate the realizability of our deferred tax asset on a quarterly basis.
Form 10-Q for the period ended September 30, 2008
Note 3. Fair Value Measurements, page 9
9.	We note that you record certain assets (e.g. collateral dependent impaired loans and foreclosed assets) at fair value on a non-recurring basis. Please revise future filings to provide the disclosures required by paragraph 33 of SFAS 157, as applicable. Please provide us with your proposed disclosures as of September 30, 2008.
Response:	Please see the proposed revision to the Form 10-Q for the period ended September 30, 2008 within Exhibit 3.
Provision and Allowance for Loan Losses, page 14
10.	Since the allowance for loan losses is a critical accounting policy subject to significant management judgments and estimates, and in order to promote transparency to investors particularly in light of recent material changes to your allowance for loan losses, please revise your future interim filings to update the information required by Item IV.B of Industry Guide 3. Please provide us your proposed disclosure as of September 30, 2008.
Response:	The Company has prepared draft revisions to its third quarter 2008 Form 10-Q. The proposed revisions are found within Exhibit 4, which for your convenience restates the referenced section in its entirety.
11.	Considering the significant increase in the levels of non-performing loans, and in order to promote transparency, please revise to include the following disclosures in future interim filings. Please provide us with your proposed disclosures as of September 30, 2008.
•	Update the disclosures required by Item III.C of Industry Guide 3 by major loan category;

•	Provide disclosure regarding the reasons why management believes the levels of non-performing loans have increased so significantly;

Ms. Rebekah Blakeley Moore
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 19, 2009

•	Specifically state whether the increase in non-performing loans is due to a few large loans or numerous smaller balance loans.

•	Discuss changes in the balance of non-performing loans from prior periods and specifically discuss how you have considered these trends in your determination of the allowance for loan losses;

•	Discuss the changes in the level of collateralization of your non-performing loans.
Response:	Please see the requested revisions within Exhibit 4. With respect to your final bullet point, please note that the Company has not commented on the level of collateralization from the last bullet point because, as noted in its response to comment 3, the Company indicated that it had removed any reference to “fully, adequately, and partially collateralized” terminology and will discuss loans in terms of impaired and unimpaired.
12.	We note that although the level of non-performing loans has increased, your level of charge-offs has not experienced a corresponding increase. Please revise to discuss and explain the divergent trends in the changes in the balances of non-performing loans compared to the changes in the levels of charge-offs you have experienced.
Response:	Please see the proposed revision at the end of Exhibit 4.
* * * * * * * * * * * * *
     Please feel free to call me at (404) 962-6442 if you have any questions regarding the enclosures or the responses contained in this letter. We look forward to working with you during the review process.
Sincerely,
Miller & Martin PLLC
/s/  Michael P. Marshall, Jr.
MPM:eha
Enclosures
cc:     Teresa Martin

EXHIBIT 1
[The text of the revised Note 1 appears on the following pages.
The proposed edits are highlighted]

FGBC BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
FGBC Bancshares, Inc. (the “Company”) is a bank holding company formed in 2004 whose principal activity is the ownership and management of its wholly-owned subsidiary, First Georgia Banking Company (the “Bank”). The Bank is a commercial bank with locations in Homer (Banks County), Carrollton and Villa Rica (Carroll County), Cornelia (Habersham County), Bremen (Haralson County), Franklin (Heard County), Commerce and Jefferson (Jackson County), Columbus (Muscogee County), Athens (Oconee County) and Dalton (Whitfield County), Georgia. The Bank also has a loan production office in LaGrange (Troup County), Georgia. The Company provides a full range of banking services in its primary market areas of these and surrounding counties.

On March 10, 2005, pursuant to an Agreement and Plan of Shares Exchange approved by the Bank’s shareholders, the Company acquired each share of the Bank’s common stock in exchange for one share of the Company’s stock.
Basis of Presentation
The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred taxes, the valuation of foreclosed assets, and contingent assets and liabilities. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed assets, management obtains independent appraisals for significant collateral.
Cash, Due from Banks and Cash Flows
For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from interest bearing deposits in banks, loans, federal funds sold/purchased, repurchase agreements, deposits, and other borrowings are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances were approximately $392,000 and $166,000 at December 31, 2007 and 2006, respectively.
Securities
Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Securities not classified as held to maturity are classified as available for sale and recorded at fair value with unrealized gains and

FGBC BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities (Continued)
losses excluded from earnings and reported in other comprehensive income~~, net of deferred taxes~~. Restricted equity securities without a readily determinable fair value are reported at cost.

The Company amortizes premiums and accretes discounts on securities using the straight-line method over the expected life of the security. The difference in recorded interest by using this method has not resulted in a material difference as compared to the interest method. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
Loans
Loans are reported at their outstanding principal balances less deferred fees and costs and the allowance for loan losses. Interest income is accrued on the outstanding principal balance based on the payment terms required by the loan contract. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized in income over the life of the loans using a method which approximates a level yield.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured and in the process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cost-recovery method, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is ~~considered~~generally classified as impaired ~~when it is probable~~, based on current information and events, ~~the Company~~if it is possible that we will be unable to collect ~~all~~the scheduled payments of principal ~~and~~or interest ~~payments~~when due ~~in accordance with~~according to the contractual terms of the loan agreement~~. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired~~. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. ~~The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.~~

~~Allowance for Loan Losses The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the~~Loans continue to be classified as impaired until they are brought fully current and the collection of scheduled interest and principal is reasonably assured. Impaired loans with balances in excess of $50,000 are evaluated individually, while impaired loans with balances of $50,000 or less are evaluated as a group.

FGBC BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses ~~(Continued)~~
~~collectability of the principal is unlikely. Subsequent~~The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on a periodic evaluation ~~of the collectibility of existing loans and prior loan loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower’s ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions~~. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are any significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review ~~the Company’s~~our allowance for loan losses, and may require ~~the Company~~us to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

~~The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.~~

Management determines the allowance for loan loss by first dividing the loan portfolio into two major categories: (1) satisfactory and past due loans and (2) impaired loans. For purposes of evaluation, satisfactory and past due loans are further segmented into the following categories: commercial and government guaranteed loans, commercial 1-4 family construction and acquisition and development projects, consumer residential real estate and other consumer loans. Management uses a moving average three year net loan charge off/recovery experience rate (net charge off percentage of total loans) with more weight given to the most recent year for these segments in the loan portfolio. Loan loss reserves are calculated primarily based upon this historical loss experience by segment and adjusted for qualitative factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, concentrations and current economic conditions that may affect the borrower’s ability to pay and trends in staff lending experience and turnover.

The allocation of the allowance to the respective loan categories is an approximation and not necessarily indicative of future losses. The entire allowance is available to absorb losses occurring in the loan portfolio. Management regularly monitors trends with respect to non-accrual, restructured and potential problems loans. Subsequent negative changes in these loans have led management to increase its environmental adjustment in the allowance for loan loss to accommodate these trends.

Premises and Equipment
Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the following estimated useful lives of the assets.

Land improvements Buildings Equipment	10-15 years 30-40 years 3-10 years
Foreclosed Assets
Foreclosed assets ~~represent properties and other assets~~(primarily real estate and vehicles) acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at ~~the lower of cost or~~ fair value less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Any write-~~down to~~downs based on the asset’s fair value at ~~the time of transfer to foreclosed assets~~date of acquisition is charged to the allowance for loan losses. ~~Costs of improvements are capitalized, whereas costs relating to holding~~After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value, less estimated cost to sell. Costs incurred in maintaining foreclosed assets and subsequent adjustments to the ~~value are expensed~~carrying amount of the property are included in other operating expenses. In the event that foreclosed real estate is incomplete at foreclosure and management believes that costs associated with completion can be recouped through final sale, the Company will obtain an “as-completed” appraisal and capitalize costs associated with completion in accordance with generally accepted accounting procedures. The carrying amount of foreclosed assets at December 31, 2007 and 2006 was $1,326,196 and $462,722, respectively.

FGBC BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. A valuation allowance for deferred tax assets is required when it more likely than not that some portion or all of the deferred tax assets will not be realized in the near term. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. During 2007, management assessed the continuing need for a valuation allowance against deferred tax assets and concluded that an allowance was no longer necessary under the guidance provided by FASB Statement No. 109, Accounting for Income Taxes. The primary factors considered in this assessment were as follows: (1) the Company had incurred income tax liabilities in 2005, 2006 and 2007 totaling approximately $1,440,000; (2) the Company recorded profits before income taxes for six consecutive quarters from 3rd quarter 2006 and all of 2007; (3) as of December 31, 2007, the Company, based upon projections, would continue to be profitable in the future; (4) the Company does not have a history of operating loss or tax credit carryforwards expiring unused; and (5) the Company is not aware of any unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years. As a result, the Company eliminated the valuation allowance and recorded $1,186,324 in deferred taxes. As of December 31, 2006, the Company had recorded valuation allowances against all deferred tax assets with the exception of $703,360, which was equal to the Company’s cumulative tax liability as of December 31, 2006.

EXHIBIT 2
Proposed Insert to the Business Section (to be inserted directly after the Section entitled “Types of Loans” and directly before the Section entitled “Loan Participations”:
Mortgage Originations
     We engage in secondary-market mortgage activities by obtaining commitments from secondary mortgage purchasers for primarily 1-4 family conforming loans brokered by our Bank. Based on these commitments, we originate mortgage loans on comparable terms and generate fee income and commissions to supplement our non-interest income. These loans are pre-sold in the secondary market and are never closed or funded in the Bank’s name and because they are pre-approved by the secondary-market investor. There is no recourse or contingent liability associated with these loans.
Proposed Revisions to the MD&A (Edits are Highlighted):
     Other income
     2007 Compared to 2006. Other income increased by $880,070 in 2007, or 34.4%, compared to 2006. This increase was due to an increase in service charges on deposit accounts of $491,589, a gain on the sale of securities of $33,851, an increase in secondary-market mortgage origination fees of $241,993 and an increase in other operating income of $112,637. Virtually all of the increase in service charges is attributable to an increased volume of transactions, as our deposit base increased from approximately $497 million to $615 million during 2007. All of the increase in secondary-market mortgage origination fees is attributable to an increase in volume of transactions. These fees resulted from mortgage loans pre-sold into the secondary market~~. Therefore, they~~, which do not ~~correspond with an~~carry a corresponding asset ~~carried~~ on our ~~books~~balance sheet.

EXHIBIT 3
The proposed revisions to Note 3 are as follows:
NOTE 3.      FAIR VALUE MEASUREMENTS
     ~~On January 1, 2008, the Company adopted FASB~~In September 2006 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements. ~~FASB~~” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. ~~FASB No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard~~ This statement does not require any new fair value measurements ~~of reported balances.~~, but applies under other accounting pronouncements. FASB previously concluded in such accounting pronouncements that fair value is the relevant measurement attribute.
     The Company adopted the provisions of SFAS 157 on January 1, 2008. In February 2008 the FASB issued Staff Position No. FAS 157-2 which permits delayed application of the provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis to fiscal years beginning after November 15, 2008. Since the Company has elected to delay application of the provisions of SFAS 157 to nonfinancial assets and liabilities in scope of this staff position, the information disclosed below does not consider the impact that SFAS 157 would have on such nonfinancial assets and liabilities. The major categories of assets and liabilities that are recognized or disclosed at fair value, for which the provisions of SFAS 157 have not been applied, include reporting units measured at fair value in the first step of a goodwill impairment test under SFAS 142 and nonfinancial long-lived assets measured at fair value for an impairment assessment under SFAS 144.
     ~~FASB No. 157 emphasizes that fair value is market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).~~SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 ~~inputs utilize quoted~~— Quoted prices ~~(unadjusted)~~ in active markets for identical assets or liabilities that the ~~Company~~reporting entity has the ability to access~~. Level 2 inputs are~~ at the measurement date.

Level 2 — Significant other observable inputs other than ~~quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include~~Level 1 prices, such as quoted prices for similar assets ~~and~~or liabilities, quoted prices in ~~active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are~~markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 — Generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or ~~liabilities~~liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Securities Available-for-Sale: Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.
     Impaired Loans: Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan,” (SFAS 114). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At September 30, 2008, substantially all of the impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.
     Foreclosed Assets: Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.
     The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Available for sale investment securities	$—	$72,341,626	$—	$72,341,626

Total assets at fair value	$—	$72,341,626	$—	$72,341,626

     The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. Generally Accepted Accounting Principles. These include assets that are measured at the lower of cost or fair value. The table below presents the Company’s assets measured at fair value on a nonrecurring basis as of September 30, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Impaired loans	$ —	$1,515,831	$7,276,727	$8,792,558
Foreclosed assets	—	3,645,635	331,937	3,977,572

Total assets at fair value	$ —	$5,161,466	$7,608,664	$12,770,130

EXHIBIT 4
     The proposed revisions are as follows:
     Provision and Allowance for Loan Losses
     The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses ~~charged to expense. Loan losses are~~. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance ~~when management believes the collectability of the principal is unlikely. Subsequent~~and subsequent recoveries, if any, are credited to the allowance.
     The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on a periodic evaluation ~~of the collectibility of existing loans and prior loan loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower’s ability to pay~~. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are any significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses, and may require us to make additions to the allowance based on their judgment about information available to them at the time of their examinations.
     Management determines the allowance for loan loss by first dividing the loan portfolio into two major categories: (1) satisfactory and past due loans and (2) impaired loans. For purposes of evaluation, satisfactory and past due loans are further segmented into the following categories: commercial and government guaranteed loans, commercial 1-4 family construction and acquisition and development projects, consumer residential real estate and other consumer loans. Management uses a moving average three year net loan charge off/recovery experience rate (net charge off percentage of total loans) with more weight given to the most recent year for these segments in the loan portfolio. Loan loss reserves are calculated primarily based upon this historical loss experience by segment and adjusted for qualitative factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, concentrations and current economic conditions that may affect the borrower’s ability to pay and trends in staff lending experience and turnover.
     ~~The allowance calculation has several components, the largest of which analyzes three years of historical loss rates within specific groups of commercial and installment loans and applies environmental factors to determine the allowance percentage. Another component of the allowance calculation is for loans classified as “impaired” for which generally accepted accounting principles require us to establish a specific reserve. A loan is considered impaired when it is probable~~A loan is generally classified as impaired, based on current information and events, ~~the Company~~if it is probable that we will be unable to collect ~~all~~the scheduled payments of principal ~~and~~or interest ~~payments~~when due ~~in accordance with~~according to the contractual terms of the loan agreement~~. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired~~. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. ~~The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.~~Loans continue to be classified as impaired until they are brought fully current and the collection of scheduled interest and principal is reasonably assured. Impaired loans with balances in excess of $50,000 are evaluated individually, while impaired loans with balances of $50,000 or less are evaluated as a group.
     The allocation of the allowance to the respective loan categories is an approximation and not necessarily indicative of future losses. The entire allowance is available to absorb losses occurring in the loan portfolio. In management’s opinion, the allowance is considered adequate at September 30, 2008 and 2007. Our allowance for loan loss as a percentage of total loans was 1.39% at September 30, 2008 and 1.16% at December 31, 2007. A provision of $4,576,217 was made during the nine-month period ending September 30, 2008 compared to $1,633,791 for the comparable period ending September 30, 2007.

     ~~The U.S. housing and the residential mortgage markets have experienced, and continue to experience, a variety of difficulties and changing economic conditions. Our markets are not immune from these challenges. We believe that our concentration of acquisition, development and construction loans for residential projects is lower in comparison to many of our Georgia peers, which to date has allowed us to avoid substantial write-downs of our loan portfolio. We have also benefited from the fact that we serve a larger number of markets than many other community banks, which gives us greater geographic diversity. Management has also implemented a review process to identify weakness in the loan portfolio and executed plans to exit these loans. We believe that our allowance for loan losses at September 30, 2008 is adequate to absorb losses inherent in our portfolio. However, if the market conditions continue to deteriorate, we could be forced to make additional valuation adjustments on our loans and real estate owned as we continue to reassess the market value of our loan portfolio, the losses associated with loans in default and the net realizable value of real estate owned.~~
     Management regularly monitors trends with respect to non-accrual, restructured and potential problems loans. Subsequent negative changes in these loans have led management to increase its environmental adjustment in the allowance for loan loss to accommodate these trends. Information with respect to non-accrual, past due and restructured loans at September 30, 2008 and 2007 is as follows:

	September 30
	2008	2007
	(Dollars in Thousands)

Non-accrual loans:	~~$12,777~~	~~$1,696~~
Commercial and industrial	$ 1,598	$ 168
Real estate — construction	5,668	193
Real estate — mortgage	5,413	1,117
Installment loans to individuals	98	218

Total non-accrual loans	$12,777	$1,696

Loans contractually past due ninety days or more as to interest or principal payments and still accruing	$ —	$ —

Restructured loans in compliance with terms:	~~4,531~~	~~—~~
Commercial and industrial	$ —	$ —
Real estate — construction	4,531	—
Real estate — mortgage	—	—
Installment loans to individuals	—	—

Total restructured loans in compliance with terms	$ 4,531	$ —

Potential problem loans:	~~1,856~~	~~—~~
Commercial and industrial	$ —	$ —
Real estate — construction	1,257	—
Real estate — mortgage	598	—
Installment loans to individuals	1	—

Total potential problem loans	$ 1,856	$ —

Interest income that would have been recorded on non-accrual and restructured loans under original terms	1,735	272
Interest income that was recorded on non-accrual and restructured loans	1,546	189
     Loans greater than 90 days past due are automatically placed on nonaccrual status. Additionally, we may place loans that are not greater than 90 days past due on nonaccrual status if we determine that the full collection of principal and interest comes into doubt. In making that determination we consider all of the relevant facts and circumstances and take into consideration the judgment of responsible lending officers, our loan committee and the regulatory agencies that review the loans as part of their regular examination process. Non-accrual loans consist of large and small balance loans. The commercial and industrial category contains one large loan for approximately $943,000 which comprises 59% of the total with the remaining balance attributable to 15 smaller loans. The real estate — construction category contains one significantly large loan for approximately $1,826,000 which comprises 33% of the total with the remaining balance attributable to 30 smaller loans. The real estate — mortgage category contains four larger loans totaling approximately $1,807,000 with the remaining balance consisting of 47 smaller loans. The installment loans category contains eight small balance loans. The Company is actively managing these loan relationships.
     Restructured loans are those loans whose terms have been modified, because of deterioration in the financial condition of the borrower, to provide for a reduction of either interest or principal. The approximately $4,531,000 of restructured loans as of September 30, 2008 consist of three loans to one lending relationship, which we are actively managing.
     Potential problem loans are defined as loans about which we have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on non-accrual status, to become past due more than ninety days~~,~~ or to be restructured. ~~Of the approximately $1,856,000 potential problem loans listed in the table above, 75% are three relationships for 1-4 family 1st lien mortgages and 18% is one loan for two vacant commercial tracts of land, which we are actively managing~~The real estate — construction category consists of one large loan for approximately $1,014,000 and one smaller loan. The real estate — mortgage category consist of three loans ranging from approximately $129,000 to $327,000. The installment loan category contains one loan for approximately $1,000. We are actively managing these loan relationships.

     ~~Loans greater than 90 days past due are automatically placed on nonaccrual status. Additionally, we may place loans that are not greater than 90 days past due on nonaccrual status if we determine that the full collection of principal and interest comes into doubt. In making that determination we consider all of the relevant facts and circumstances and take into consideration the judgment of responsible lending officers, our loan committee and the regulatory agencies that review the loans as part of their regular examination process. If we determine that a larger allowance to loan losses is necessary then we will make an increase to the allowance through a provision.~~
     Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. These classified loans do not represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.
     The banking industry faces difficult economic conditions as the U. S. real estate market has continued to deteriorate. In addition, dramatically rising unemployment rates have further impacted our borrowers’ ability to repay their outstanding debts. Our markets are not immune from these challenges and we anticipate no improvement in these sectors during 2008 and 2009. We expect an increase in non-accrual, past due and potential problem loans.
      During second quarter 2008, the Company divided an existing combined position of Chief Operating Officer / Chief Lending Officer into two separate positions and hired an experienced individual to fill the Chief Lending Officer role. Splitting these positions allowed the Company to focus more intently on credit issues by strengthening its loan review process, identifying weakness in the loan portfolio and developing plans for dealing with increased problem assets resulting from the continued economic downturn. Based on our evaluations, we increased our provision and allowance for loan losses in the third quarter of 2008. If market conditions continue to deteriorate as we anticipate, we will make additional valuation adjustments as we reassess and evaluate our loans in the continuously changing environment.

     Information regarding certain loans and allowance for loan loss data through September 30, 2008 and 2007 is as follows:

	Nine Months Ended
	September 30,
	2008	2007
	(Dollars in Thousands)

Average amount of loans outstanding	$613,487	$470,439

Balance of allowance for loan losses at beginning of period	$6,267	$5,244

Loans charged off
Commercial and financial	(475)	(116)
Real estate mortgage	(540)	(367)
Installment	(281)	(388)

	(1,296)	(871)

Loans recovered
Commercial and financial	13	1
Real estate mortgage	4	—
Installment	42	44

	59	45

Net charge-offs	(1,237)	(826)

Additions to allowance charged to operating expense during period	4,576	1,634

Balance of allowance for loan losses at end of period	$9,606	$6,052

Ratio of net loans charged off during the period to average loans outstanding	.20%	.18%

     When comparing the level of charge offs to nonperforming loans, there is currently a divergent trend. Amounts charged off represent loans or portions of loans that have been determined to be uncollectible. Additions to allowance charged to operating expense during the period have significantly increased as compared to the prior period. This charge to operating expense could potentially result in future charge offs as non-performing and potential problem loans work through the collection cycle.